

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 13, 2010

Mr. Michael J. Perik
President and Chief Executive Officer
The Princeton Review, Inc.
111 Speen Street
Framingham, Massachusetts 01701

> **Re: The Princeton Review, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 15, 2010, as amended April 30, 2010**
> **File No. 000-32469**

Dear Mr. Perik:

We have reviewed your response dated June 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for fiscal year ended December 31, 2009

Grant of Plan-Based Awards in Fiscal 2009, page 16

1. We note your response to our comment five in our letter dated June 11, 2010. However, we note your disclosure in prior proxy statements, notably as recent as your 2008 proxy statement filed on April 29, 2009, that certain named executive officers were granted performance options which contained performance vesting provisions relating to annual EBITDA and revenue targets. In addition, we note that your disclosure in your 2008 proxy statement with respect to these awards is not correct in the Grant of Plan-Based Awards Table. Pursuant to Item 402(d)(2)(iv) of Regulation S-K, the number of shares of stock, and the number of shares underlying options to be paid out or vested upon satisfaction of certain conditions are required to be disclosed in columns (f) through (h) of the Grant of Plan-Based Awards Table. Therefore in future filings, if applicable, please provide the estimated future payouts under your equity incentive plan awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Neal S. Winneg
        Executive Vice President, General Counsel
            And Secretary
        The Princeton Review, Inc.
        Via Facsimile: (508) 663-5115